Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for May 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for May 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In May 2016, the combined passenger traffic (measured by revenue passenger kilometres (“RPK”)) of the Group increased as compared to the same period last year (a year-on-year (“YoY”) basis) and decreased as compared to last month (a month-on-month (“MoM”) basis), respectively. Compared to the same period last year, passenger capacity (measured by available seat kilometres (“ASK”)) increased by 9.72%. Of which, passenger capacity for domestic routes increased by 3.74%, passenger capacity on regional routes decreased by 16.05% and passenger capacity for international routes increased by 30.09%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic increased by 9.21%. Of which, passenger traffic for domestic routes increased by 3.54%, passenger traffic on regional routes decreased by 17.61% and passenger traffic on international routes increased by 28.91%, respectively as compared to the same period last year. The passenger load factor was 79.00%, representing a decrease of 0.37 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, international and regional routes decreased by 0.15 percentage point, 0.71 percentage point and 1.38 percentage point as compared to the same period last year, respectively.

In terms of cargo operations, in May 2016, cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased as compared to the same period last year and decreased as compared to last month, respectively. Cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 13.41%, cargo and mail traffic increased by 10.95% as compared to the same period last year. The cargo load factor was 52.62%, representing a decrease of 1.17 percentage point as compared to the same period last year.

In May 2016, the Group introduced one B737-800 aircraft, and disposed one B757-200 aircraft. As of the end of May 2016, the Group operated a fleet of 676 aircraft.

KEY OPERATION DATA OF MAY 2016

Capacity	May 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11283.32	-3.72	3.54	57488.46	0.76
Regional	255.66	-6.94	-17.61	1422.35	-3.30
International	4592.56	-3.45	28.91	23561.47	30.08
Total	16131.53	-3.70	9.21	82472.28	7.61
RTK (in million)
Domestic	1150.59	-2.87	3.72	5760.78	0.90
Regional	24.41	-5.99	-17.07	132.81	-3.60
International	768.06	-3.78	21.09	3768.05	24.23
Total	1943.06	-3.27	9.59	9661.63	8.80
RTK - Cargo and Mail (in million)
Domestic	145.17	2.64	5.29	683.97	1.98
Regional	1.72	7.51	-8.11	8.12	-6.28
International	360.36	-4.47	13.52	1695.18	17.94
Total	507.25	-2.50	10.95	2387.27	12.78
Passengers carried (in thousand)
Domestic	7771.37	-3.59	2.21	38933.30	-0.41
Regional	185.66	-9.36	-16.72	1058.88	-0.88
International	1120.19	-4.64	17.59	5802.02	22.77
Total	9077.21	-3.84	3.40	45794.20	2.02
Cargo and mail carried (in thousand tonnes)
Domestic	89.13	2.54	4.75	422.56	1.14
Regional	1.55	6.09	-6.48	7.37	-5.45
International	41.58	-3.59	11.99	195.19	15.56
Total	132.27	0.57	6.77	625.12	5.15

Capacity	May 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14166.18	-1.74	3.74	72095.16	2.70
Regional	349.78	-1.27	-16.05	1918.57	-4.60
International	5903.21	2.97	30.09	29163.93	30.77
Total	20419.18	-0.42	9.72	103177.67	9.17
ATK (in million)
Domestic	1637.17	-2.26	3.96	8414.00	2.44
Regional	40.33	-2.52	-16.46	228.12	-3.55
International	1124.19	-2.20	24.64	5595.66	27.66
Total	2801.68	-2.24	10.96	14237.77	10.95
ATK - Cargo and Mail (in million)
Domestic	362.21	-4.05	4.77	1925.43	1.58
Regional	8.85	-6.73	-17.87	55.45	-0.13
International	592.90	-6.41	20.14	2970.90	25.04
Total	964.00	-5.54	13.41	4951.78	14.44

Load Factor	May 2016			Cumulative 2016
	Figure (%)	MoM Change (%)	YoY Change (%)	Figure (%)	YoY Change (%)
Passenger Load Factor (RPK/ASK)
Domestic	79.65	-1.63	-0.15	79.74	-1.54
Regional	73.09	-4.45	-1.38	74.14	0.99
International	77.80	-5.17	-0.71	80.79	-0.43
Total	79.00	-2.69	-0.37	79.93	-1.16
Cargo and Mail Load Factor
Domestic	40.08	2.61	0.20	35.52	0.14
Regional	19.48	2.58	2.07	14.64	-0.96
International	60.78	1.24	-3.54	57.06	-3.44
Total	52.62	1.64	-1.17	48.21	-0.71
Overall Load Factor (RTK/ATK)
Domestic	70.28	-0.44	-0.17	68.47	-1.04
Regional	60.54	-2.23	-0.45	58.22	-0.03
International	68.32	-1.12	-2.00	67.34	-1.86
Total	69.35	-0.74	-0.87	67.86	-1.34

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 June 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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